CUSIP NO. 92763W103	13D	Page 1 of 24

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 3)

Vipshop Holdings Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 92763W103	13D	Page 2 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,231,361 ordinary shares (“Ordinary Shares”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,231,361 Ordinary Shares, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,231,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 3 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
65,253 Ordinary Shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
65,253 Ordinary Shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 4 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,296,614 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V and 65,253 Ordinary Shares are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,296,614 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V and 65,253 Ordinary Shares are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,296,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 5 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,296,614 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V and 65,253 Ordinary Shares are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,296,614 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V and 65,253 Ordinary Shares are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,296,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 6 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 American Depositary Shares (“ADSs”), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,609,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 7 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,609,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 8 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,609,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 9 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 10 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“GP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 11 of 24

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 12 of 24

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,906,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 13 of 24

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,906,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 14 of 24

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
7,906,274 Ordinary Shares, of which 3,231,361 Ordinary Shares are directly owned by DCM V, 65,253 Ordinary Shares are directly owned by Aff V, and 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,906,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 15 of 24

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 664 Ordinary Shares represented by 322 ADSs.
6	SHARED VOTING POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, of which 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Krikorian is a director of each of UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 664 Ordinary Shares represented by 322 ADSs.
8	SHARED DISPOSITIVE POWER
4,609,660 Ordinary Shares represented by 1,532,740 Ordinary Shares and 1,538,460 ADSs, of which 1,532,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund. Krikorian is a director of each UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 16 of 24

This Amendment No. 3 supplements and amends the Schedule 13D that was originally filed on March 28, 2012, as amended March 14, 2013 and August 19, 2013 (as amended, the “Original Schedule 13D”), and is being filed by the Reporting Persons with respect to the Ordinary Shares of Vipshop Holdings Limited, a Cayman Islands limited company (the “Company”), to report the distribution of an aggregate 4,000,000 Ordinary Shares of the Company in the form of 2,000,000 ADSs to the various partners of certain of the Reporting Persons and the open market sales of such distributed shares received by certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM V, L.P., a Cayman Islands exempted limited partnership (“DCM V”), (ii) DCM Affiliates Fund V, L.P., a Cayman Islands exempted limited partnership (“Aff V”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Investment Management V, L.P., a Cayman Islands exempted limited partnership (“GP V”), (v) DCM International V, Ltd., a Cayman Islands limited company (“UGP V”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands limited company (“Hybrid Fund UGP”), (viii) K. David Chao (“Chao”), a citizen of Japan, (ix) Peter W. Moran (“Moran”), a citizen of the United States, (x) Thomas Blaisdell (“Blaisdell”), a citizen of the United States, (xi) Jason Krikorian (“Krikorian”), a citizen of the United States, (xii) DCM VI, L.P., a Cayman Islands exempted limited partnership, (xiii) DCM Investment Management VI, L.P., a Cayman Islands exempted limited partnership (“GP VI”), and (xiv) DCM International VI, Ltd., a Cayman Islands limited company (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM V, Aff V, DCM VI and Hybrid Fund are venture capital funds. GP V is the general partner of each of DCM V and Aff V and UGP V is the general partner of GP V. GP VI is the general partner of DCM VI and UGP VI is the general partner of GP VI. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao, Moran and Blaisdell are the directors of each of UGP V, UGP VI and Hybrid Fund UGP, and Krikorian is a director of Hybrid Fund UGP and UGP VI (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On August 19, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.21. On August 23, 2013, in connection with such distribution DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$40.92 per ADS or US$1,875,779.92 in the aggregate.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration as the general partner of DCM Hybrid RMB Fund, L.P. On August 23, 2013, DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$40.92 per ADS or US$188,208.08 in the aggregate.

CUSIP NO. 92763W103	13D	Page 17 of 24

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM V, L.P. to its partners DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On August 23, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$40.92 per ADS or US$646,617.50 in the aggregate.

On November 18, 2013, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 4,000,000 Ordinary Shares of the Company represented by 2,000,000 ADSs in a pro rata in-kind distribution to their respective partners (the “Distribution”). On November 18, 2013, the closing price of the ADSs on the New York Stock Exchange was $86.45.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On November 26, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$79.01 per ADS or US$1,248,693.00 in the aggregate.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration. On November 26, 2013, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$79.01 per ADS or US$363,451.52 in the aggregate.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On November 26, 2013, in connection with such distribution the Reporting Person DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$79.01 per ADS or US$3,622,347.48 in the aggregate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Schedule 13D/A are based upon 111,313,272 Ordinary Shares stated to be outstanding as of September 30, 2013 in the Company’s Third Quarter 2013 Financial Results filed with the Securities and Exchange Commission on November 12, 2013.

(c) There were no transactions by the Reporting Persons of the Company’s Ordinary Shares or ADSs during the past 60 days other than as described below.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On August 19, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.21. On August 23, 2013, in connection with such distribution DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$40.92 per ADS or US$1,875,779.92 in the aggregate.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration as the general partner of DCM Hybrid RMB Fund, L.P. On August 23, 2013, DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$40.92 per ADS or US$188,208.08 in the aggregate.

CUSIP NO. 92763W103	13D	Page 18 of 24

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM V, L.P. to its partners DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On August 23, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$40.92 per ADS or US$646,617.50 in the aggregate.

On November 18, 2013, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 4,000,000 Ordinary Shares of the Company represented by 2,000,000 ADSs in a pro rata in-kind distribution to their respective partners (the “Distribution”). On November 18, 2013, the closing price of the ADSs on the New York Stock Exchange was $86.45.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On November 26, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$79.01 per ADS or US$1,248,693.00 in the aggregate.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration. On November 26, 2013, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$79.01 per ADS or US$363,451.52 in the aggregate.

On November 18, 2013, in connection with the Distribution the Reporting Person DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On November 26, 2013, in connection with such distribution the Reporting Person DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$79.01 per ADS or US$3,622,347.48 in the aggregate.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to amend and restate Exhibit A:

EXHIBIT A	Agreement of Joint Filing

CUSIP NO. 92763W103	13D	Page 19 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP NO. 92763W103	13D	Page 20 of 24

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

DCM VI, L.P.

By: DCM INVESTMENT MANAGEMENT VI, L.P.

Its General Partner

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP NO. 92763W103	13D	Page 21 of 24

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL VI, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN

CUSIP NO. 92763W103	13D	Page 22 of 24

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of Vipshop Holdings Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 27, 2013

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP NO. 92763W103	13D	Page 23 of 24

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

DCM VI, L.P.

By: DCM INVESTMENT MANAGEMENT VI, L.P.

Its General Partner

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP NO. 92763W103	13D	Page 24 of 24

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL VI, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN